UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

ARCH CHEMICALS, INC.
(Name of Subject Company)

ARCH CHEMICALS, INC.
(Name of Person Filing Statement)

Common stock, par value $1.00 per share
(Title of Class of Securities)

03937R102
(CUSIP Number of Class of Securities)

Sarah A. O’Connor, Esq.
Senior Vice President, Strategic Development & Chief Legal Officer
Arch Chemicals, Inc.
501 Merritt Seven
P.O. Box 5204
Norwalk, CT 06856-5204
(203) 229-2900
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Person Filing Statement)

With copies to:

Robert I. Townsend III, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
Telephone: (212) 474-1000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The tender offer described in this communication has not yet commenced. At an appropriate time, Arch Chemicals will file a solicitation/recommendation statement with the U.S. Securities and Exchange Commission relating to any tender offer for the common shares of Arch Chemicals.  Investors are urged to read the tender offer materials and the Solicitation/Recommendation Statement when it becomes available, as well as any other relevant documents filed with the SEC when they become available, because they will contain important information.  Investors may obtain a free copy of the Solicitation/Recommendation Statement and other documents (when available) that Arch Chemicals files with the SEC at the SEC’s website at www.sec.gov. In addition, the tender offer Solicitation/Recommendation Statement and other documents Arch Chemicals filed with the SEC may be obtained from Arch Chemicals free of charge by directing a request to Arch Chemicals at mefaford@archchemicals.com.

Statements in this document may contain, in addition to historical information, certain forward-looking statements.  All statements included in this document concerning activities, events or developments that Arch Chemicals and Lonza expect, believe or anticipate will or may occur in the future are forward-looking statements.  Actual results could differ materially from the results discussed in the forward-looking statements.  Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including the risk that the tender offer will not close because of a failure to satisfy one or more of the closing conditions and that Arch Chemical's business will have been adversely impacted during the pendency of the tender offer. Additional information on these and other risks, uncertainties and factors is included in Arch Chemical's Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the SEC.

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F I N A L  T R A N S C R I P T
Jul. 11, 2011 / 1:00PM, LONN. S - Lonza Group AG to Acquire Arch Chemicals to Create the World’s Leading Microbial Control Business Conference Call (Afternoon)

C O R P O R A T E   P A R T I C I P A N T S

Stefan Borgas
Lonza Group AG - CEO

Joe Shaulson
Arch Chemicals - EVP

Toralf Haag
Lonza Group AG - CFO

C O N F E R E N C E   C A L L   P A R T I C I P A N T S

Brigitte De Lima
Bank of America Merrill Lynch - Analyst

Dominik Frauendienst
Citigroup - Analyst

Alexander Walsh
Harding Loevner - Analyst

Edmunds Baford
TIG Advisors - Analyst

Reinhard Dronlig
DPFM - Analyst

Stephan Kippe
Commerzbank - Analyst

P R E S E N T A T I O N

Operator

Good morning or good afternoon. I am Dino, the Chorus Call operator for this conference. Welcome to the Lonza analysts and investors conference. Please note that for the duration of the presentation all participants will be in listen-only mode and the conference is being recorded. After the presentation, there will be an opportunity to ask questions. (Operator Instructions). This call must not be recorded for publication or broadcast. At this time I would like to turn the conference over to Mr. Stefan Borgas, CEO. Please go ahead, sir.

Stefan Borgas - Lonza Group AG - CEO

Thank you very much, Dino. Good afternoon to all of you from sunny Zurich. I am sitting here around the phone together with Toralf Haag, our CFO, our investor relations and communications team, and with Joe Shaulson, one of the two EVPs of Arch Chemicals who has been involved in the deal.

Today marks the next step of Lonza building a world-class life science company. So we are very excited about this day and about this announcement. I will walk you through the deal, through the drivers, through the different aspects of it with the help of the presentation that we have put on our website this morning. I trust that you have all downloaded this. I want to point out that we are under good governance from European and US stock market legislations, so please note our forward-looking statement that we have included into the presentation.

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F I N A L  T R A N S C R I P T
Jul. 11, 2011 / 1:00PM, LONN. S - Lonza Group AG to Acquire Arch Chemicals to Create the World’s Leading Microbial Control Business Conference Call (Afternoon)

On slide three you will see the three drivers of why this deal came together. The first and maybe the most important one is that this is a rather unique opportunity to create the global leader in Microbial Control, a business to fight unwanted microbes in many different applications.

Second, this deal strengthens and balances Lonza’s portfolio in a different number of ways. And third, this deal makes a lot of financial sense for all of the participated share -- all of the participating stakeholders from both Arch perspective and Lonza perspective. I will in detail go into the -- into these three areas step by step during the course of the next half an hour.

Turning to slide four of the presentation this is a summary of the transaction. Lonza has made a cash offer for Arch Chemicals. We have signed contracts over the course of the weekend and received unanimous approval from the Arch Board and the Lonza Board, and therefore the announcement comes today.

The offer is all in cash, and is at the level of $47.20 per share, which puts the value of the deal -- the value of Arch at a level of $1.4b assuming all the debt that is in the company. We are very convinced, and so is the Arch Board this is a full and fair price. The offer represents a 37% premium to the average closing price over the last 30 trading days of the Arch share. The deal will be fully debt financed by Lonza. We will still remain within our target balance sheet structure. And we expect this deal to close later in 2011. At the end of this I will give you the series of the events that will happen until then.

Slide number five a brief description for all who have not yet looked at Arch. Who is Arch Chemicals? Arch Chemicals is one of the global players in Microbial Control. And actually Arch should not be called Arch Chemicals; Arch should today be called Arch Microbial Control. Because the vast majority of their business, of their almost $1.4b sales is in Microbial Control and only a small piece is a non-core business called Performance Products, which actually is up for divestiture.

Arch Microbial Control is active in four attractive growth market areas; water products both recreational water, meaning pools and non-recreational water, applications that destroy unwanted microbes and bacteria in water. Second, wood products, formulations and applications that destroy unwanted microbes and also fungus in various areas where wood is used. Third, industrial biocides, these are applications mostly in the outside applications in paint, antifouling, this is marine seawater applications and metalworking.

And then you see listed here anti dandruff, and this product line where Arch is the global leader, is reported in the industrial biocides business but is really part of the personal care segment. And the personal care in addition to anti dandruff, Arch is also supplying functional ingredients for the personal care companies.

Overall, $1.4b sales almost in 2010; this includes the $186m sales in Performance Products. The Performance Products business is in a -- in divestiture process. This is what Arch has announced many times. Lonza supports this process, will continue this process. And it will end whenever there is a reasonably valuable proposal for that business.

Moving to slide six one can see both businesses next to each other. Arch biocides or Microbial Control is the bigger one of the two, Lonza Microbial Control is the more profitable one from the two. This gives you a hint on how the profitability of the combined business can look like. Arch and Lonza are active in similar market segments but not the same. So the deal from a business perspective is complementary. And that is one of the charms of this combination.

We create the leader in global Microbial Control slide seven. This market, looking at -- on an overall basis grows between 4% and 8%, but the market segments that the new combined business will concentrate on grows by 6% to 8%. The combined platform will be giving the potential to be the strongest innovator in the industry. Because of the scale, new products and solutions can be developed based on already registered actives. None of the two players individually would have been able to do that on a standalone basis only through the combination will we be able to spur this innovation.

And finally, we also are convinced that we have a very good cultural fit between the two organizations. There have some -- there have been some research projects ongoing over the course of the last [few] years, which have shown that the people on an operational level, on a science level, on a market development level are very able to work together, so we are quite optimistic for the integration process here.

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F I N A L  T R A N S C R I P T
Jul. 11, 2011 / 1:00PM, LONN. S - Lonza Group AG to Acquire Arch Chemicals to Create the World’s Leading Microbial Control Business Conference Call (Afternoon)

Second, this transaction strengthens and balances the Lonza portfolio and this from several perspectives. First, it expands our life science platform. Lonza has been growing rapidly and in a focused way in the healthcare part of the business with pharmaceutical and biopharmaceutical custom manufacturing of active ingredients, which now make up more than half of Lonza sales.

With the acquisition of Arch we will be able to add a second large leading business to this portfolio of life science business, so that we are now global leaders in pharmaceutical custom manufacturing and in Microbial Control. The acquisition also strengthens and expands Lonza’s business in the BRICS market, China, India, Brazil and South Africa. The combined sales just in Microbial Control will move from $35m to $250m. For Lonza as a group this is a significant step, especially into Brazil and South Africa where we have no presence at all today. So here are some cross-selling opportunities beyond Microbial Control.

And thirdly the portfolio strengthening can also be viewed positively from a natural currency hedge perspective. Lonza has a surplus in sales in US dollars, and not enough cost in US dollars and with Arch it’s the other way around. So on a combined portfolio cost and sales balance, the currency hedge will be almost perfect, 47 to 50.

Financially this deal makes a lot of sense looking at slide nine. The premium that we pay is very attractive for Arch shareholders. But from a Lonza perspective we are also able to make the deal accretive from the very beginning on, and that is due to the fact that we can realize quite substantial synergies that Arch alone wouldn’t have been able to realize. It has been factored into the pricing, that’s why the pricing can be so attractive.

We have one time integration costs of $85m. There is then the additional opportunity to increase the top line by simply cross-selling each other’s product into each other’s market, into each other’s regions. We have quantified this as $40m. It takes a little bit longer to get then the cost synergies, because partially it needs some registration adaptation in those markets and of course we need to be qualified by customers.

On slide 10 you see the results for Lonza with the business included in terms of the product portfolio. The custom manufacturing business which makes a bit more than half of the portfolio in weight goes down to one-third, and Microbial Control is a little bit more than 40% in terms of sales.

The next section of the presentation, starting on slide 12, it gives a little bit more granularity on what is Microbial Control, what is it that we are really talking about? This bulls-eye slide tries to answer this question. And we have different layers of competency that are needed in order to make this market work and in order to be successful in this market.

On the outer part of this bulls-eye you see the various different applications where it is important to apply Microbial Control products in order to prevent microbes, bacteria, yeasts, fungus to grow. And they all have different drivers, different technical drivers. In the center of this bulls-eye you see the actual, in the name of -- with the active listed there. This is the actual molecule that kills the microbe in the appropriate application. How to bring these two together is really where the art is. The production of that active is relatively straight-forward. This can be done chemically or this can be done biologically.

But the value in this business lies in the management of the regulations; it’s testing of the active in its efficacy to actually really destroy the microbe, and to do this over an extended period of time, and at the same time not to be harmful to the user or the consumer, and not to be harmful to the environment. So a much bigger effort to bring a product to market compared to finding the active is in doing all of this testing. It is very comparable to the clinical testing in the drug market. This takes several years to develop, to develop this package.

But this is not yet enough, because it is so difficult to develop actives for the different applications, the real solution lays in combining different already-registered actives in intelligent formulations. And therefore achieve a better efficacy or better longevity of the appropriate products. And this is the formulation know-how that is equally important than the regulation know-how. Those two are the core value drivers and also the core competencies in this business.

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F I N A L  T R A N S C R I P T
Jul. 11, 2011 / 1:00PM, LONN. S - Lonza Group AG to Acquire Arch Chemicals to Create the World’s Leading Microbial Control Business Conference Call (Afternoon)

Last but not least, there is the distribution channel, how to bring the products to the different applications. It’s very different whether you are talking about a pool of a private person or whether you talk about the clean room of a hospital or a pharmaceutical company or whether you talk about the hull of boats that goes on the ocean. And a special knowledge is required, is needed, in order to find the right distribution partners to explain these products to the appropriate users.

What does that mean specifically? If you turn to slide 13, we’ve put together a couple of examples from those markets that we think are especially attractive; hospitals, big increase of infections, cooling towers for energy production or manufacturing, infections in water. Here an example from the recreational water. Oil production in oil shale and oil sands where a huge amount of water are needed in oil to get the oil out and that water gets contaminated, so it has to be cleaned. And of course, also applications like the wood example that you see here, mold and algae and also bacteria that could grow out there, so just some applications to make this tangible for you. All of these affecting the human body directly or indirectly and therefore heavily, heavily regulated.

On slide number 14 you see the structure of the Microbial Control market with the different applications. Interesting on the regional part of this slide to see that more than 75% of this business is in North America, Europe and Japan. That is -- the reason for this is the fact that the regulations that are necessary to put these products into the market are not yet either written or properly enforced in the developing world. But this is something that is in the process of happening, so the developing world will become a very big area of growth for anti-microbial.

Slide 15 one more time points out the importance of regulations. On a global basis there is clearly an increased demand for different specific solutions to -- for antimicrobial problems. There is also a significant demand for doing this safely, environmentally friendly and without impacting health.

North America and Europe especially have significantly increased the thresholds for getting any antimicrobial product approved. So the combination of existing already approved products will become a key value driver for the development of that market, especially in the developed world. In Asia and Latin America regulations are being put in place that ease or emulate the US regulation or the European regulations, but in only a very few years will be at the same very stringent levels.

So what can be done to address this? One needs a centralized, highly developed level of expertise in order to deal with the technical challenges of how to kill microbes safely, efficaciously, and in an environmentally-friendly way. And at the same time one needs scale locally in all the different markets, countries around the world in order to adapt this knowledge to local applications and registrations. And therefore, scale is going to become very important in this market.

The next section starting on slide 17 shows you how this combined business will look like. It will focus on four markets that you see on slide 17 and 18, 45% of the business will be in water treatment, the bigger part in recreational water and the smaller part in industrial and non-recreational water. This smaller part is the bigger growth opportunity.

20% of the sales will be in materials protection, paints, marine, plastic and metalworking fluids. 10% of the business will be in hygiene, hospitals and clean rooms. And about 25% of the business will be in personal care both in the control of microbes or in the prevention of microbes to grow. We call those preservatives, but it’s the same mechanism, and in anti -- in active ingredients that get rid of microbes or funguses already there such as anti-dandruff agents.

And on slide 19 you see reappearing this bulls-eye chart that I talked about before, but now only focused on the four applications that we think are most promising for this business, water treatment, hygiene, materials protection and personal care. This is the focus of the business. And why is this so important? Because this combined entity will have now 19 active ingredients together that can be focused on these four markets.

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F I N A L  T R A N S C R I P T
Jul. 11, 2011 / 1:00PM, LONN. S - Lonza Group AG to Acquire Arch Chemicals to Create the World’s Leading Microbial Control Business Conference Call (Afternoon)

And without having to go through a six- or eight-year approval process of finding new active ingredients, we can combine these active ingredients and relatively quickly, within 12 to 36 months, develop new solutions focused at the problems in these different applications all around the world. Therefore, new products, development new product launches will happen between 12 and 36 months after we’ve brought the businesses together and (background noise) take eight years, rather a unique opportunity. Both businesses individually can’t do that because they have exhausted their combinatory possibilities for these markets.

Scale, on slide 20, therefore, is one of the big drivers. Why we are all so excited in Arch and Lonza to make this happen from a business perspective. We will have 15% global market share. But by no means is this very much. In the different applications the numbers are quite different. The nice thing here is that from an antitrust perspective we see relatively little difficulties because the portfolio of our products is absolutely and totally complementary. So this is an additive deal rather than a synergy-driven deal from a business perspective.

We can leverage the technology that we have across these actives. Emerging markets will represent an attractive growth opportunity. We will be present in four of the five BRICS market, whereby Russia remains an opportunity for the future that we will certainly start to take a look at then.

If we look at integration how this works, we think in three phases. Slide 21 shows the first phase. This is the realization of the short-term cost synergies. They lie mostly in the administration and overhead areas. Most of the $50m comes from there. We have two companies that come together to one, so we can -- we only need one corporate overhead organization and we have two businesses that come together to one that only requires one management team with its appropriate administrative support. That’s the focus of phase one. There is a little bit of a tax optimization, but really the big drive comes from administration cost reduction.

Second phase of the integration is across selling opportunities. $40m additional sales to be achieved by year three and they come out of these segments and markets that we have listed here on this chart. No need for me to read it. This is very simply selling each other’s products in each other’s markets where we haven’t been present before, or the products which we haven’t had before.

And phase three, which is the drive of the innovation, is one of the key strategic business reasons why to do this. With the big increase in regulatory pressure, the investment of the industry in the past five years has moved from in -- finding new innovative solutions towards spending all its money on re-registering products, because the registrative requirements in US and Europe especially have grown somewhat.

This combination gives us enough scale that we can still do that, but also put enough money into R&D so that we can truly develop new innovative solutions. First coming from the combination of already existing actives and later on even by developing new active ingredients, but that’s really then in the long term.

Last part of my talk is around the financial value of this deal, starting on slide 25. This deal creates value. Synergies can be realized, I’ve talked about it, on sales and on costs. And innovation will force this in the long term as well. Lonza’s stated acquisition criteria can be met with despite a strong premium for the Arch shareholders, with an EPS accretion in the first year and with an EVA accretion in the second year. In the mid-term the RONOA, the return on net operating assets in Lonza can be improved by 150 basis points once we are beyond the integration phase of the first two years.

The timetable, to end my talk, is as follows. We have -- we will start the tender offer on July 15, and you will find all the details of the process that has been going on in there, and all of the financing you will find in there. This is next -- this coming Friday. This is the delay it takes. We will in parallel then pursue the necessary regulatory approvals among the antitrust authorities mostly in Europe and North America. And then we expect the completion of this, depending on how that regulatory approval goes, sometime during the course of 2011 still.

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F I N A L  T R A N S C R I P T
Jul. 11, 2011 / 1:00PM, LONN. S - Lonza Group AG to Acquire Arch Chemicals to Create the World’s Leading Microbial Control Business Conference Call (Afternoon)

Coming to the end I would like to summarize. This transaction creates the world’s leading Microbial Control business. It generates significant benefits of scale for that business, which are dedicated to the control of microbes; really this is the first player of its kind. We -- this business will focus on water, materials protection, hygiene and personal care. These are some of the faster growing segments of this Microbial Control market.

We think the integration will be significantly facilitated through the good cultural fit between both organizations that has been proven over the course of the last, especially the last two years. Lonza will improve its business portfolio and balance its business portfolio in terms of market balance, regional balance and currency balance, and will after this transaction become the global leader in two attractive life science markets, Microbial Control and pharmaceuticals custom manufacture.

With this I am at the end of my presentation. There is some more detailed information on the tender offer on slide 28 if you’re interested. And I will be very happy to answer all your questions now.

QUESTIONS AND ANSWERS

Operator

We will now begin the question and answer session. (Operator Instructions). The first question is from Miss Brigitte De Lima Bank of America Merrill Lynch. Please go ahead, madam.

Brigitte De Lima – Bank of America Merrill Lynch – Analyst

Hello, good afternoon. I’ll start it with quite a few questions if I may, just the first one --. Hello?

Stefan Borgas – Lonza Group AG – CEO

Hello, Brigitte, go on with your questions.

Brigitte De Lima – Bank of America Merrill Lynch – Analyst

Yes, maybe I’ll just cut them down. I’ll focus on the most important ones. The first one is looking at the annual report for Arch Chemicals, sales fell by 4% in 2009, increased by nearly 11% 2010. Could you give us an idea of what the normalized sales growth rate would be for the company once you integrate into Lonza, excluding these revenue synergies that you expect to extract, just so we can model the company going forward?

And then similarly any comments on the EBIT margin which has been fluctuating a little bit as we went through the crisis. It looks like the most recent is 8%, but if you can give us some guidance as to how that should develop going forward.

And then looking at the margins the table you provide on the -- at the end of the presentation suggests that there will be some margin dilution because Arch’s margins are somewhat lower. So what I’m wondering is given these revenue synergies and the cost synergies that Lonza expect do you expect that the overall Group margin will get back to the Lonza standalone at some point in the near future and more or less when should we expect that to happen.

And I’m just wondering maybe if I’d ask just one more question then on the integration costs, you say that, that will happen over two years. Can you give us any guidance as to how much might still be incurred this year, how much next year and then potentially anything that will fall into 2013? And I think I’ll stop here for now.

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F I N A L  T R A N S C R I P T
Jul. 11, 2011 / 1:00PM, LONN. S - Lonza Group AG to Acquire Arch Chemicals to Create the World’s Leading Microbial Control Business Conference Call (Afternoon)

Stefan Borgas – Lonza Group AG – CEO

All right, let me start with the last two questions and then the first two I’ll hand over to Joe who is sitting across from me and who can answer these questions much better than me. The integration costs will be spread equally over two years, so depending when the close have -- let’s say over 24 months, so depending on when the close happens you can model that I think. That’s the best spread indication that I can give you at this point.

The margin is an interesting question, of course, one that we looked at right from the beginning. This -- and one has to differentiate between a normalized EBIT margin which you can take the Lonza Microbial Control number as a normalized EBIT margin once we are done with the integration. But that EBIT margin is also lower than the rest of Lonza.

That is of relatively little concern to us however because the asset intensity of this business also is significantly lower, so for us the much bigger KPI to look at here is the return on net operating assets, which in this business is around 20%. And Lonza’s return on net operating asset is just lower than 11% at the moment. And that’s one of the drivers for us to grow in this particular area, because we’re growing in a business which -- with very good return on assets and, therefore, improve the whole return on assets base of Lonza as a Group. So EBIT margin is not dramatic of an issue for us; it’s the RONOA margin that is important.

Now Joe on what’s the growth rate and what’s the EBIT improvement potential.

Joe Shaulson – Arch Chemicals – EVP

Sure. Brigitte, if you were to look at what we’ve communicate -- Arch has communicated to its shareholders, we’ve been talking 2009 to 2013 sales CAGRs of about 6% to 8%, depending on the business. And we’ve been talking about a 2013 EBIT target for Arch standalone of greater than 10%.

Stefan Borgas – Lonza Group AG - CEO

Does that answer your questions, Brigitte?

Brigitte De Lima – Bank of America Merrill Lynch – Analyst

Yes. Can I throw in one more?

Stefan Borgas – Lonza Group AG – CEO

Yes, sure.

Brigitte De Lima – Bank of America Merrill Lynch – Analyst

Okay. Just a -- just on the strategic point of view, I have to admit I was a little bit surprised, perhaps, to see that you’re doing a very large acquisition which is completely outside the contract manufacturing space. Was this always part of your strategy, to have two strong pillars, or has your strategic focus perhaps changed in the last few years, once you’ve realized how volatile and, perhaps, unpredictable the contract manufacturing business can be, so you decided to perhaps strengthen one of the more, if you wish, stable parts of your business? If you could just comment that would be great. Thank you.

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F I N A L  T R A N S C R I P T
Jul. 11, 2011 / 1:00PM, LONN. S - Lonza Group AG to Acquire Arch Chemicals to Create the World’s Leading Microbial Control Business Conference Call (Afternoon)
Stefan Borgas – Lonza Group AG – CEO

Actually, whoever said that we only want two strong pillars? But that left aside, we want strong pillars, of course, and we want leadership in the markets in which we are. We have spent the years between 2005 and 2010 mostly with CapEx to build up our contract manufacturing platform and that will continue to grow quite nicely in the next years. And then with the addition of all the other things, biosimilars and other pharma products, we will continue to grow, but almost exclusively with growth from within. Most of the CapEx we spend still goes into this business.

After the cash returns of contract manufacturing started to turn positive in 2010 this also started to give us the room to take some of this cash and deploy it into other areas. We’ve strengthened the balance sheet a little bit. But especially after the profit warning in 2009 we were very convinced that our focus on not only being a healthcare company, but of being a broader life science company, was the right one. So after the profit warning in 2009, which happened because of the big volatility in the contract manufacturing area, we looked at our non-pharma life science businesses, which are Microbial Control and nutrition, and, step by step, looked at opportunities on what we could do. And this is the result now on what you see.

Brigitte De Lima – Bank of America Merrill Lynch – Analyst

Very, very helpful. Yes, that’s very helpful. Thanks very much.

Stefan Borgas – Lonza Group AG – CEO

Okay. Next question.

Operator

Next question from Mr. Dominik Frauendienst, Citigroup. Please go ahead.

Dominik Frauendienst – Citigroup – Analyst

Yes, hi, Dominik Frauendienst here from Citigroup.

Stefan Borgas – Lonza Group AG – CEO

Hi, Dominik.

Dominik Frauendienst – Citigroup – Analyst

Four questions, if I may. First one, the EPS accretion, could you please talk a little bit about the underlying assumptions there for -- because you’re guiding for more than CHF0.4 in the first year?

Secondly, Arch Chemicals was guiding in the first quarter for an EBIT margin of 8.5% for this year. Now in the first quarter we have had about 3.5%, 4.1% pre-exceptionals, so how is it -- how do they intend to get to the 8.5% margin and how confident are they?

Thirdly, on goodwill, do you have a feeling yet where goodwill could be post-acquisition?

And, lastly, on the net debt to EBITDA post-acquisition, what are you seeing there, because you said it it’s in the target range? If you then could please just remind us of the target range. Thanks.

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F I N A L  T R A N S C R I P T
Jul. 11, 2011 / 1:00PM, LONN. S - Lonza Group AG to Acquire Arch Chemicals to Create the World’s Leading Microbial Control Business Conference Call (Afternoon)

Stefan Borgas – Lonza Group AG – CEO

Okay, Dominik, let me turn these questions over to Toralf, with the exception of the target EBIT margin of Arch. And I want to spare Joe the pressure to answer this because we’re just before the half-year results so we’re in a black period, Lonza is and Arch is as well. So I’m afraid we can’t say very much about this year’s numbers because we’re just in front of publishing it. Arch’s numbers will be published August 7, I think, something like that.

Joe Shaulson – Arch Chemicals – EVP

Something in that neighborhood.

Dominik Frauendienst – Citigroup – Analyst

So they’re in blackout period, then, already?

Stefan Borgas – Lonza Group AG – CEO

They’re in black out.

Joe Shaulson – Arch Chemicals – EVP

Yes, we are.

Dominik Frauendienst – Citigroup – Analyst

Exactly, okay.

Stefan Borgas – Lonza Group AG – CEO

Because it’s already July, so the June numbers have come in. Toralf, please, the other questions.

Toralf Haag – Lonza Group AG – CFO

Dominik, the other questions on the EPS accretion, the greater than CHF0.4 in the first year that we have stated, assumes, of course, some business assumptions and then the realization of some synergy in the first year. It could be a little bit greater than CHF0.4 if we are able to realize some [fixed] synergies already in the first year.

The second question on the goodwill, we haven’t done the purchase price allocation yet, but you can assume that the difference between the equity purchase price and the assets that Arch have will be split roughly 50/50 between intangible assets and goodwill.

To your fourth question, net debt to EBITDA, we assume that after the acquisition we will have as a combined Group a net debt to EBITDA ratio of 3, which has been our target to stay around 3 and not too much above it. But this will be reduced quite rapidly over the next years, mostly because the free cash flow generation by Arch itself as a free cash flow provider and also Lonza by itself as a free cash flow provider because of the reduced CapEx. So after the acquisition net debt to EBITDA three and then reduced in the following years.3

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F I N A L  T R A N S C R I P T
Jul. 11, 2011 / 1:00PM, LONN. S - Lonza Group AG to Acquire Arch Chemicals to Create the World’s Leading Microbial Control Business Conference Call (Afternoon)

Dominik Frauendienst – Citigroup – Analyst

Perfect, thank you.

Joe Shaulson – Arch Chemicals – EVP

You’re welcome.

Stefan Borgas – Lonza Group AG – CEO

Next question, please.

Operator

Next question from Mr. Alexander Walsh Hardin Loevner. Please go ahead.

Alexander Walsh – Harding Loevner – Analyst

Yes, good afternoon. I was wondering if we could return to the question of why we shouldn’t be focusing on EBIT here, instead focusing on net operating return on assets. Because it appears to me as though you’re buying a business with significantly lower margins, at least at the EBIT level, and on that basis it doesn’t seem like that attractive a transaction.

Stefan Borgas – Lonza Group AG – CEO

Well, I could agree with you if we compare the Arch Microbial Control EBIT with the Lonza Microbial Control EBIT and, indeed, we see an opportunity to improve that to the Lonza levels through the integration process. But if we compare the EBIT margin of a Microbial Control business with the EBIT margin of a biopharmaceutical contract manufacturing business, quite frankly, this is comparing apples with pears, because in one we need plants that cost us hundreds of millions of CapEx every year and in the other business we need -- we have a CapEx amount that is much, much lower.

If you look at the historical CapEx that Arch has needed, it has been between $30m and $40m per year. It’s a little bit higher this year because there’s one particular project, but in the midterm it will go back to that level. If you look at Lonza’s Microbial Control business, it’s exactly at the same kind of CapEx ratio. If you look at micro -- at biopharmaceuticals the CapEx is triple-digit million for a business that’s half the size.

Alexander Walsh – Harding Loevner – Analyst

Let us compare the microbial businesses at the -- at Lonza with Arch. You’ve got -- you ran 11.6% margins in that business. I’m using your slide --

Stefan Borgas – Lonza Group AG – CEO

Yes.

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F I N A L  T R A N S C R I P T
Jul. 11, 2011 / 1:00PM, LONN. S - Lonza Group AG to Acquire Arch Chemicals to Create the World’s Leading Microbial Control Business Conference Call (Afternoon)

Alexander Walsh – Harding Loevner – Analyst

-- number six, versus 7.9% at Arch. Where do you think you can get the Arch or the combined business margins to?

Stefan Borgas – Lonza Group AG – CEO

I think the combined business margins reasonably after the integration can be assumed to be on the Lonza level.

Alexander Walsh – Harding Loevner – Analyst

Okay. And a timeframe for that would be approximately?

Stefan Borgas – Lonza Group AG – CEO

Two years.

Alexander Walsh – Harding Loevner – Analyst

Two years, good. Thank you very much.

Stefan Borgas – Lonza Group AG – CEO

You’re welcome. Next question.

Operator

Next question from Mr. Drew Figdor, TIG Advisors. Please go ahead.

Edmunds Baford – TIG Advisors – Analyst

Hi, this is [Edmunds Baford]. Thank you very much. Congratulations. I just had a quick question for you. You discussed the divesture of the Performance Products business. Is that a condition to CFIUS or DoD approval for a certain part of the hydrazine business?

Stefan Borgas – Lonza Group AG – CEO

No to both of the questions. It’s not condition to the merger. Joe stated that many times, Arch stated many times that this is non-core business they have decided to divest this. There’s actually a process going on. They’ve also communicated this. And at Lonza we’ve said we support that. Timing wise, it happens when there is a buyer who provides enough value in order to make that divestiture happen. That can be tomorrow, or that can be in a year, or that can be in two years. We are not nervous about this. The business is pretty standalone. It stands on its own feet. It doesn’t lose money, so we’re not under any kind of time pressure. Also from an antitrust perspective this provides no issues because, again, Lonza is not in any of these businesses.

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F I N A L  T R A N S C R I P T
Jul. 11, 2011 / 1:00PM, LONN. S - Lonza Group AG to Acquire Arch Chemicals to Create the World’s Leading Microbial Control Business Conference Call (Afternoon)

Edmunds Baford – TIG Advisors – Analyst

Right. My question is surrounding the NASA Space Shuttle and the F16 operations. Do you foresee having to get DoD approval with the Department of Defense in the United States?

Stefan Borgas – Lonza Group AG – CEO

Joe --

Joe Shaulson – Arch Chemicals – EVP

I believe there’s a notification and just a point of clarification. The portion of the Performance Products business that’s up for sale is the polyurethane portion of the business, not the hydrazine portion. So I would anticipate that this closing would happen with the hydrazine business in the portfolio.

Edmunds Baford – TIG Advisors – Analyst

Okay.

Stefan Borgas – Lonza Group AG – CEO

In the due diligence we’ve looked at this and there’s no red flag that came up.

Edmunds Baford – TIG Advisors – Analyst

Okay, thank you very much.

Stefan Borgas – Lonza Group AG – CEO

You’re welcome. Next question, please.

Operator

Next question from Mr. [Reinhard Dronlig] of [DPFM]. Please go ahead.

Reinhard Dronlig – DPFM – Analyst

Hello, good afternoon, Reinhard Dronlig speaking from DPFM. First of all, congratulations to the deal, I think that’s a very good transaction for both companies. I would have two brief questions. First, with regards to regulatory approvals, you mentioned the European Union and the US. Do you also need regulatory approvals in Asia, especially in China?

And, secondly, could you please give the breakdown of Chemical sales in Asia? Thanks.

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F I N A L  T R A N S C R I P T
Jul. 11, 2011 / 1:00PM, LONN. S - Lonza Group AG to Acquire Arch Chemicals to Create the World’s Leading Microbial Control Business Conference Call (Afternoon)

Stefan Borgas – Lonza Group AG – CEO

Yes. The regulatory approvals, we don’t -- I think we haven’t gotten any advice from our lawyers that we need regulatory approvals in Asia, not in China either.

Just to clarify, I didn’t say that we needed regulatory approval in the European Union. I said we needed regulatory approval in Europe. It is not completely clear yet what that means. Indeed, it could be Brussels, but it could be individual countries. This we will know at the end of this week, because we need a little bit more data than we have so far.

Yes, I think those were your questions.

Reinhard Dronlig – DPFM – Analyst

Yes, and secondly --

Stefan Borgas – Lonza Group AG – CEO

Sales in Asia of the combined Microbial Control business will be $250m -- no, that’s in the BRICs countries. In Asia sales will be lower, but, Joe, do you have (multiple speakers)?

Toralf Haag – Lonza Group AG – CFO

I have China here but I don’t have all of Asia, so about 40m in China.

Reinhard Dronlig – DPFM – Analyst

Okay, thank you very much.

Stefan Borgas – Lonza Group AG – CEO

You’re welcome.

Operator

Next question from Mr. Stephan Kippe of Commerzbank. Please go ahead. Mr. Kippe, your line is open. You can ask your question. Mr. Kippe, your line is open.

Stephan Kippe – Commerzbank – Analyst

Excuse me, sorry, my question’s already been answered. Thank you.

Stefan Borgas – Lonza Group AG – CEO

Wonderful.

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F I N A L  T R A N S C R I P T
Jul. 11, 2011 / 1:00PM, LONN. S - Lonza Group AG to Acquire Arch Chemicals to Create the World’s Leading Microbial Control Business Conference Call (Afternoon)

Operator

(Operator Instructions).

Stefan Borgas – Lonza Group AG – CEO

Are there any more questions, Dino?

Operator

We have one follow-up question from Miss Brigitte De Lima, Bank of America Merrill Lynch. Please go ahead.

Brigitte De Lima – Bank of America Merrill Lynch – Analyst

Hi, I’ve just got two very simple housekeeping questions really. In terms of the tax rate going forward, should we assume around 18% for the combined entity?

And then, second, I see that you’re going to start breaking out Microbial Control as a separate segment within Lonza. Should we assume that we’ll see the first proper financials for this division with the full-year results and it’s going to happen in the first half next year? Thank you.

Stefan Borgas – Lonza Group AG – CEO

Yes to the second question. Assuming that the closing really happens in 2011 I think with all safety that’s a very good assumption to assume that you’ll see the first new financials for January.

On the tax rate, yes, combined we’re looking right now at 18% to 20% tax rate for the combined Group. We’ll give a more detailed update by the end of the year.

Brigitte De Lima – Bank of America Merrill Lynch – Analyst

Thanks.

Operator

We have another follow-up question from Dominik Frauendienst, Citigroup. Please go ahead.

Dominik Frauendienst – Citigroup – Analyst

Yes, hi, thank you. Just one follow up. On the Microbial Control in general, where do you think does the margin difference come from; your 11.6% versus the 8%? Is it the end markets that are being sold in or where’s is that difference coming from? And best case scenario if this deal goes through smoothly, how many months of sales and earnings contribution could be assume for this year?

Stefan Borgas – Lonza Group AG – CEO

Joe is quite dying to answer this.

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F I N A L  T R A N S C R I P T
Jul. 11, 2011 / 1:00PM, LONN. S - Lonza Group AG to Acquire Arch Chemicals to Create the World’s Leading Microbial Control Business Conference Call (Afternoon)

Joe Shaulson – Arch Chemicals – EVP

I’d just make one observation that the 7.9% for Arch includes the entire public company infrastructure of Arch, whereas, the Microbial Control is a divisional result for the Microbial Control division.

Stefan Borgas – Lonza Group AG – CEO

And it also includes the Performance Products business which, obviously, is lower in margin, right? And when you take those two into the consideration the margins are very, very similar, not quite the same, but very, very similar.

Dominik Frauendienst – Citigroup – Analyst

Okay.

Stefan Borgas – Lonza Group AG – CEO

Best case, I don’t want to make any speculation, Dominik, on that case. I’ve been wrong on that before, so -- you can rest assured that we all want to make this happen as soon as possible. But the business guys are really, really excited --

Dominik Frauendienst – Citigroup – Analyst

Thank you.

Stefan Borgas – Lonza Group AG – CEO

-- (multiple speakers) get them to work.

Dominik Frauendienst – Citigroup – Analyst

Good stuff, thanks.

Operator

(Operator Instructions). Mr. Borgas, there are no more questions.

Stefan Borgas – Lonza Group AG – CEO

Wonderful. I thank all of you to have dialed in this morning or this afternoon, depending on where you sit, and we’ll hope to see you during the course of the coming road shows or coming weeks or later at the half-year result. Thank you and goodbye.

Operator

Ladies and gentlemen, the conference is now over. Thank you for choosing the Chorus Call facility and thank you for participating in the conference. You may now disconnect your lines. Goodbye.

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F I N A L  T R A N S C R I P T
Jul. 11, 2011 / 1:00PM, LONN. S - Lonza Group AG to Acquire Arch Chemicals to Create the World’s Leading Microbial Control Business Conference Call (Afternoon)

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